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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For Press Releases issued December 31, 2002 & January 13, 2003

AIR CANADA

7373 Côte Vertu West, P.O. Box 14000, Saint-Laurent, Quebec, Canada H4Y 1H4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☐        Form 40-F  ☒

Commission File Number: 0-27096

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-27096.

CONTENTS

        1. Press Release issued on December 31, 2002.

        2. Press Release issued on January 13, 2003.

AIR CANADA ANNOUNCES FINANCIAL TRANSACTIONS

MONTREAL, December 31, 2002 — Air Canada announced today financial transactions regarding its Yen-denominated perpetual debt and leases on certain aircraft within its fleet.

Air Canada has signed a binding commitment letter with respect to the replacement, effective December 31, 2002, of ¥20 billion of its Yen-denominated perpetual debt with a ¥20 billion of Yen-denominated 25-year term loan having an effective interest rate of approximately 1% per annum lower over the life of the loan and permitting principal and interest payments to be made, at Air Canada's option, in either cash or Air Canada common shares, subject to regulatory approval. The transaction is subject to the completion of legal documentation. Air Canada expects to realize a gain in excess of Cdn $150 million in respect of this transaction.

The airline also completed today a series of transactions through which it realized approximately Cdn $150 million of additional cash proceeds from leases for 16 of its aircraft. The additional liquidity was made possible due to a decline in interest rates since the implementation of those leases.

"These transactions are clear indications of our intention to continue to take advantage of prudent opportunities to increase liquidity and improve Air Canada's balance sheet," said Rob Peterson, Executive Vice-President and Chief Financial Officer.

–  30  –

Contacts:	Isabelle Arthur (Montréal)	(514) 422-5788
	Laura Cooke (Toronto)	(416) 263-5576
	Angela Mah (Vancouver)	(604) 654-7022
Internet:	www.aircanada.ca

AIR CANADA REPORTS DECEMBER TRAFFIC; ADVISES OF FOURTH QUARTER LOSS

MONTRÉAL, January 13, 2003 — Air Canada flew 0.6 per cent fewer revenue passenger miles (RPMs) in December 2002 than in December 2001, according to preliminary traffic figures. Capacity increased by 2.5 per cent, resulting in a load factor of 70.0 per cent, compared to 72.1 per cent in December 2001; a decrease of 2.1 percentage points.

In comparison to December 2000, revenue passenger miles declined 3.0 per cent while capacity was reduced by 7.9 per cent. Load factor improved 3.5 percentage points.

"Our December traffic results were negatively impacted by an increase in competitive capacity in the domestic market resulting in intensified low fare competition, particularly on the transcon routes," said Rob Peterson, Executive Vice President and Chief Financial Officer. "This had a dampening effect on domestic unit revenues."

"While U.S. transborder traffic and load factors were up due to stronger demand to the eastern U.S. and California, and the fact that a portion of the Thanksgiving travel period fell within December this year, we nevertheless experienced significant yield pressures within the North American market. In Asia, the solid performance of our Japan and China routes continued while the suspension of our service to Taiwan partially offset this growth in our total Pacific figures."

At the outset of 2002, Air Canada anticipated a return to profitability in the seasonably stronger second and third quarters. While this was achieved, the difficult global airline environment has resulted in a fourth quarter and full year operating loss. It is anticipated, however, that this fourth quarter operating loss will be less than the quarterly operating loss for the same period in each of the past two years.

This discussion contains certain forward-looking statements, which involve a number of risks and uncertainties. As a result of many factors including acts or potential acts of terrorism, government regulations and government mandated restrictions on operations and pricing, fuel prices, industry restructuring, labour negotiations, the economic environment in general including foreign exchange and interest rates, the airline competitive and pricing environment, industry capacity decisions and new entrants as well as external events, actual results could differ from expected results and the differences could be material.

.../2

AIR CANADA MAINLINE

		DECEMBER			YEAR-TO-DATE
		2002	2001	Change	2002	2001	Change
Traffic (RPMs millions)		3,127	3,145	-0.6%	43,135	41,651	+3.6%
Capacity (ASMs millions)		4,468	4,360	+2.5%	57,325	57,104	+0.4%
Load Factor		70.0%	72.1%	-2.1pts	75.2%	72.9%	+2.3 pts
Canada	RPMs	936	1,028	-8.9%	13,311	13,181	+1.0%
	ASMs	1,388	1,380	+0.6%	18,154	17,643	+2.9%
	Load Factor	67.4%	74.5%	-7.1 pts	73.3%	74.7%	-1.4 pts
U.S. Transborder	RPMs	687	647	+6.2%	7,735	7,858	-1.6%
	ASMs	1,066	1,056	+0.9%	11,803	12,006	-1.7%
	Load Factor	64.4%	61.3%	+3.1 pts	65.5%	65.5%	+0.0 pts
Atlantic	RPMs	714	718	-0.6%	11,549	11,119	+3.9%
	ASMs	975	915	+6.6%	14,180	14,303	-0.9%
	Load Factor	73.2%	78.5%	-5.3 pts	81.4%	77.7%	+3.7 pts
Pacific	RPMs	522	505	+3.4%	7,889	7,198	+9.6%
	ASMs	661	655	+0.9%	9,553	9,868	-3.2%
	Load Factor	79.0%	77.1%	+1.9 pts	82.6%	72.9%	+9.7 pts
Other & Charter	RPMs	268	247	+8.5%	2,651	2,295	+15.5%
	ASMs	378	354	+6.8%	3,635	3,284	+10.7%
	Load Factor	70.9%	69.8%	+1.1 pts	72.9%	69.9%	+3.0 pts

–  30  –

Contacts:	Isabelle Arthur (Montréal)	(514) 422-5788
	Laura Cooke (Toronto)	(416) 263-5576
	Angela Mah (Vancouver)	(604) 654-7022
Internet:	www.aircanada.ca

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIR CANADA Registrant:
By:	/s/ JOHANNE DRAPEAU Johanne Drapeau Deputy Secretary
	Dated:	January 16, 2003

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CONTENTS
AIR CANADA MAINLINE
SIGNATURES